UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

MONZA VENTURES INC.

(Exact name of registrant as specified in its corporate charter)

000-51976

(Commission File No.)

Nevada	n/a
(State of Incorporation)	(IRS Employer Identification No.)

1018 Huguang Rd., Changchun, Ji Lin, China 130012

(Address of principal executive offices)

011-86-43185918321

(Registrant's telephone number)

Monza Ventures Inc.

1018 Huguang Rd., Changchun, Ji Lin, China 130012

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about May 7, 2008, by Monza Ventures, Inc. (the "Company"), to the holders of record of shares of common stock, par value $0.001 per share, of the Company. You are receiving this information statement in connection with the appointment of two new members to the Company's Board of Directors.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being furnished on or around May 7, 2008 to the stockholders of record as of the close of business on May 6, 2008 (the "Record Date") of the common stock of Monza Ventures Inc., a Nevada corporation (the "Company"). As of the Record Date, the Company had approximately 10,500,000 shares of Common Stock outstanding. This Information Statement is being provided in connection with the change of the composition of the Company's Board of Directors as the result of the appointment of two new directors, Mr. Yuan Wei and Peng Jian Zhi,  to the Board of Directors of the Company (the "Board").

The principal executive office of the Company is located at 1018 Huguang Rd., Changchun, Ji Lin, China 130012. The telephone number of the principal executive office of the Company is 011-86-43185918321.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's stockholders.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Record Date , the Board of Directors consisted of one sole director, Andrew Wong, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of the Company's stockholders. As the result of the appointment of the new directors, Yuan Wei and Peng Jian Zhi, to the Board of Directors of the Company, the Board of Directors will continue to consist of three directors, with each director elected to serve until his successor is duly elected and qualified or until the next annual meeting of the Company's stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The information contained in this Information Statement concerning the the appointment of a new director has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information.

To the best of the Company's knowledge, none of the officers or directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board of directors.

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of May 7, 2008.

Name	Age	Position
Peng Jian Zhi	38	Director
Yuan Wei	24	Director
Andrew Wong	25	President, CEO, Treasurer, Director

Mr. Andrew Wong has been our president, principal executive officer, principal financial officer, principal accounting officer, treasurer and director since September 7, 2005. For the last five years, Mr. Wong has been the sole operator of the Black Sheeps Pub in Coquitlam, British Columbia.

Mr. Peng Jian Zhi has over 15 years of experience as an importer/exporter of retail goods in Asia. For the last five years, Mr. Zhi has been self employed and serves as a consultant to domestic PRC firms seeking advice on sourcing and procurement of goods.

Mr. Yuan Wei has over 7 years of experience with Internet start up companies in various capacities, from computer programmer to an executive management role. For the last five years, Mr. Wei has been a sole proprietor of an E-Commerce consulting company operated under his own name in China.

Family Relationships

There are no family relationships between any of our directors or executive officers and any other directors or executive officers.

Director Compensation

The Directors of the Company do not compensate their directors, other than reimbursing for any out-of-pocket expenses incurred by them on behalf of the Company.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company's management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company's independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company's salary and benefits policies (including stock options) and other compensation of the Company's executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate's character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of "independent director" contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company's development, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company, the Company has determined that the Company's directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

EXECUTIVE COMPENSATION

As of the Record Date, no director or officer of the Company has received compensation. The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, the Company had 10,500,000 Voting Shares issued and outstanding, consisting entirely of common stock, which for voting purposes are entitled to one vote per share. The Consenting Stockholder is the record and beneficial owner of 5,000,000 shares of the Company's common stock, which represents approximately 47.62% of the total number of Voting Shares.

The following table shows the number of shares of Common Stock beneficially owned as of the Record Date, by each person who we know beneficially owns more than 5% of the issued and outstanding shares of our Common Stock, each director and executive officer of the Company and the directors and executive officers as a group.

Name	# of shares beneficially owned	Percent of shares
Andrew Wong(1)	5,000,000	47.62%
All Executive Officers and Directors as a group (1 person)

(1) The address for Mr. Andrew Wong is the Company's address at 1018 Huguang Rd., Changchun, Ji Lin, China 130012.

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ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and , files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because the Company files documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov.

By Order of The Board of Directors

Andrew Wong,

President and Chief Executive Officer

Dated: May 7, 2008